================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                             HARCOURT GENERAL, INC.
                            (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                         REED ELSEVIER US HOLDINGS INC.
                            REED ELSEVIER OVERSEAS BV
                            REED ELSEVIER HOLDINGS BV
                                REED ELSEVIER PLC
                            REED INTERNATIONAL P.L.C.
                                   ELSEVIER NV
                                   (Offerors)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                       and
                SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK,
                            PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             -----------------------

                            Common Stock (41163G101)
           Series A Cumulative Convertible Preferred Stock (41163G200)
                                 (Cusip Numbers)

                            Henry Horbaczewski, Esq.
                               Reed Elsevier Inc.
                              275 Washington Street
                                Newton, MA 02458
                            Telephone: (617) 558-4227
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                              Joseph Rinaldi, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000


                            CALCULATION OF FILING FEE

         Transaction valuation                     Amount of filing fee
         ---------------------                     --------------------
                 N/A                                        N/A

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A           Filing Party:   N/A
                       ----------------                  ---------------------

Form or Registration No.:     N/A           Date Filed:    N/A
                         --------------                ------------------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

================================================================================

                                                               27th October 2000


          Issued on behalf of Reed International P.L.C. and Elsevier NV

                   Reed Elsevier to acquire Harcourt General's
            Scientific, Technical and Medical business and US Schools
          Education and Testing businesses for net cost of $4.5 billion

 Acquisition announced of whole of Harcourt General Inc. for $4.45 billion and the assumption of $1.20 billion in debt, and on-sale of Higher Education and certain Corporate and Professional Services businesses to The Thomson
                          Corporation for $2.06 billion

o Combination of Harcourt Scientific, Technical and Medical (STM) business and Elsevier Science provides strong leadership position across entire scientific, technical and medical spectrum

     -    enhances world leading scientific information business

     -    creates pre-eminent position in medical publishing

o Acquisition of Harcourt K-12 (kindergarten to grade 12) Education and Testing transforms Reed Elsevier's education business to create new global publishing division

     - establishes excellent position in fast growing US schools education market

     - creates leading position in schools education in English speaking world

o Acquisition creates higher quality portfolio and accelerated revenue and profit growth

     -    accretive to adjusted earnings in year one

o    Acquisition implementation

     - cash tender offer for Harcourt General Inc at $59 per share recommended by Harcourt Board

     - back-to-back on-sale agreement with The Thomson Corporation for certain Harcourt businesses

     - initial financing through $6.5 billion new bank facilities; intention to refinance through term debt issuance; new equity, in the equalisation ratio, of up to 10% of the issued share capitals of Reed International and Elsevier to be considered subject to market conditions.

Commenting on the transaction, Reed Elsevier's Chief Executive, Crispin Davis, said:

"The Harcourt STM and Educational businesses are of outstanding quality in very attractive markets and the strategic fit is excellent. The combination of our businesses provides an exceptional platform for growth, focused on new and demonstrably superior Internet information services and solutions. The acquisition of Harcourt transforms our position in schools education. The education market has a strong growth dynamic. The combination of Harcourt Education with Reed Educational and Professional Publishing is exceptionally well positioned to drive new print and electronic product programmes and to grow faster than the market.

This acquisition represents a major step forward in our strategy announced in February. In August, we announced good progress in the execution of our strategy and results that were ahead of our targets. This progress has very much continued in the second half. We have increasing confidence in our vision and our ability to execute the strategy successfully to create value for shareholders."

Enquiries:
Crispin Davis, Chief Executive Officer
Mark Armour, Chief Financial Officer
+ 44 20 7227 5670

TRANSACTION

Reed Elsevier plc announced today that it has signed a definitive agreement with Harcourt General Inc (Harcourt) to make a cash tender offer of $59 per share of common stock, or share equivalent, for the entire issued share capital of Harcourt (NYSE: H). The offer values the equity of the company at $4.45 billion ((pound)3.10 billion/(euro)5.37 billion) and has been unanimously recommended by the Harcourt Board. The Smith Family, which owns approximately 28% of the common stock of Harcourt, have undertaken to tender all their shares in the tender offer and to support the offer.

Reed Elsevier plc also announced that it has signed a definitive agreement with The Thomson Corporation (Thomson) to on-sell, for pre-tax proceeds of $2.06 billion, the Harcourt Higher Education business and the Corporate and Professional Services businesses other than educational and clinical testing.

Following completion of the offer and the on-sale of businesses, Reed Elsevier will have acquired Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (kindergarten to grade 12) Schools Education and Testing businesses for an implied value of $4.5 billion, after taking into account $1.2 billion of estimated net debt and $0.3 billion of net corporate liabilities assumed. In the year to 31 October 1999, these businesses had sales of $1.4 billion, adjusted operating profits (pre-amortisation of goodwill and intangible assets) of $297 million and net assets of $1.3 billion (including $0.8 billion of goodwill and intangible assets) before corporate net debt of $1.3 billion.

The acquisition and the on-sale to Thomson are expected to be completed in the first quarter 2001, subject to customary regulatory approvals. The transaction will be financed initially through $6.5 billion of new bank facilities, to be reduced by $1.6 billion of post-tax on-sale proceeds.

It is intended to refinance the bank facilities in due course through the issuance of term debt securities. New equity of up to 10% of the issued share capitals of Reed International and Elsevier, in the equalisation ratio, will be considered subject to market conditions.

STRATEGY

This acquisition is a significant step in implementing Reed Elsevier's strategy to be the indispensable partner of its target customers for information driven services and solutions. The addition of the Harcourt STM and Education and Testing businesses positions Reed Elsevier to be not only the partner of scientists/medical professionals, lawyers and business professionals, but also of educational professionals. All these services exploit comparable publishing and sales/marketing skills and are increasingly delivered via the Internet. The acquisition will also further Reed Elsevier's goal of establishing global capability and leadership in all its target sectors.

The Harcourt STM business is an excellent fit with Elsevier Science, bringing high quality Scientific and Technical journals and a global leadership position in Medical publishing. The combined business will have strong positioning across the entire scientific, technical and medical spectrum, with outstanding platforms for accelerated growth in Internet information services.

The Harcourt K-12 business has an excellent position in the very attractive US schools education market. Growth is driven by rising enrolment, the strong funding environment and a favourable adoption calendar. Harcourt is very successful in US education and has been growing share through exceptional publishing skills, particularly in editorial, marketing and sales. Its performance has accelerated in 2000 based on outstanding success in the major state adoptions, evidenced by the 38% increase in revenues reported in the first 9 months of the year to 31 July. The combination of Reed Elsevier's existing successful education business and Harcourt Education and Testing will establish a leading position in schools education in the English speaking world.

The Harcourt Testing business is a leader in US educational testing, with products such as the Stanford Achievement Test, the most widely used norm-reference test in the US. It is extremely well positioned to take advantage of the increasing emphasis on standards and accountability in education.

HARCOURT STM BUSINESS

In the year to 31 October 1999, the Harcourt STM businesses had revenues and adjusted operating profits of $633 million and $138 million respectively. In the nine months to 31 July 2000, revenues and adjusted operating profits were $481 million and $106 million, up 7% and 33% respectively on the comparative prior year period.

Harcourt STM has two principal businesses, Academic Press and Harcourt Health
Sciences:

- Academic Press (1999 revenues $158 million) publishes 174 peer-reviewed journals, with particular focus on life, physical, social and computer sciences. Academic Press also publishes major reference works and databases. The IDEAL system provides Academic Press content online and holds over 95,000 scientific research articles.

- Harcourt Health Sciences (1999 revenues $475 million) is the global leader in healthcare and medical publishing measured by revenues. Through highly regarded imprints, including Mosby, Churchill Livingstone, Harcourt and WB Saunders, Harcourt Health Sciences publishes some 8,500 clinical reference works and 250 journals and handbook series, covering the full spectrum of primary medical research, clinical practice and allied healthcare. MD Consult is a rapidly growing online service providing proprietary and licensed clinical information to physicians and other healthcare professionals.

STRATEGIC RATIONALE: STM

Elsevier Science is the leading international publisher of scientific information through journals and the online ScienceDirect service. It also operates a worldwide network of medical publishing and communications businesses. In the year to 31 December 1999, it had revenues of (pound)652 million/(euro)991 million/$1,056 million and adjusted operating profits of (pound)231 million/(euro)351 million/$374 million.

The fit of Harcourt STM with Elsevier Science is excellent. Two separate divisions will be created within Elsevier Science: Science and Medical.

In Science, the combination of the brands and content of Academic Press and Elsevier Science will create a business of outstanding quality, based on an unparalleled breadth and depth of scientific information across all of the major scientific disciplines. The ScienceDirect online platform is highly scalable and the service will be extended quickly across the Academic Press content to enhance this industry leading scientific information resource.

The demand for scientific information is growing at around 4-5%. Reed Elsevier expects to grow sales significantly faster than this through expanding services and growing the overall markets for its products.

In Medical, the acquisition of Harcourt Health Sciences represents an excellent opportunity to secure leadership in a highly complementary area for Elsevier Science. Elsevier Science's clinical medicine journals, medical databases and the medical communications businesses fit well with Harcourt Health Sciences. The Harcourt Health Sciences prestigious reference works and handbook series across key clinical disciplines will also enable the development of enhanced navigational tools for online information services. MD Consult is an attractive entry point into online services for practising clinicians and will be leveraged through the application of Elsevier Science's online publishing skills and increased investment to create truly exceptional Internet services.

Worldwide demand for medical information is growing at around 6%. Accelerating progress in medical sciences and in healthcare applications will continue to drive this growth and has, with new online services, the capacity to increase it.

The immediate priorities will be:

-    to integrate the Elsevier Science and Academic Press businesses
- to leverage the combined science content and navigation tools to develop new, customised online information services
-    to integrate the worldwide medical businesses into one global operation
- to reorganise the medical publishing around key clinical disciplines and expand online information services and solutions

Derk Haank, Elsevier Science Chief Executive Officer and a Reed Elsevier main board director, will manage the combined STM business.

HARCOURT EDUCATION AND TESTING BUSINESSES

In the year to 31 October 1999, the Harcourt Education and Testing businesses had revenues and adjusted operating profits of $787 million and $159 million respectively. In the nine months to 31 July 2000, revenues and adjusted operating profits were $682 million and $123 million, up 38% and 68% respectively on the prior year comparative period. This exceptional growth reflects the current favourable adoption calendar and Harcourt's outstanding success in winning market share.

The US K-12 education industry has annual sales of over $4 billion and has grown historically at around 6%. Future growth is forecast to accelerate, driven by rising levels of enrolment, a strong funding environment, a favourable adoption calendar and the growth in technology enabled learning.

US K-12 educational publishing is divided into basal (i.e. core textbook) and supplemental. It is also divided between "adoption" states, which use an adoption system whereby materials are approved by the states, and "open" states where providers sell materials directly to the school districts. In 2000, there were major adoptions in the three largest adoption states of Texas, Florida and California, principally in science and reading. This strong adoption environment will continue in 2001 and 2002 with further major adoption programmes in these and other adoption states in areas such as language arts, social studies and arts.

Harcourt is a leader in US schools education, providing print and multi-media teaching materials and testing. The business's success is built on excellence in editorial, a detailed understanding of its customers and strong marketing and sales programmes.

- Harcourt School Publishers (1999 revenues $283 million) is the leading US elementary (K-6) publisher with particular strength in the four major subject areas of science, reading, math and social studies. The success of the business is reflected in its ability to capture share of programmes in state adoptions, particularly in the three largest adoption states of Texas, Florida and California. 2000 has been an outstanding year with Harcourt winning with its new reading programme in the Texas adoption and with science in Texas, Florida, California, North Carolina and West Virginia. Success in these adoptions positions Harcourt well for the new adoptions coming up over the next two years, and flows through into the open (non-adoption) states and into strong backlist sales.

- Holt, Rinehart and Winston (1999 revenues $175 million) is a major US secondary (grade 6-12) publisher with a leading position in literature and language arts, the largest middle and secondary school discipline. It also has a strong and growing position in science and is developing important new math and social studies programmes. In the 2000 adoptions cycle, its Elements of Literature and Elements of Writing captured the leading share in every state adoption and its new science programme, Holt Science and Technology, achieved a leading position in California.

- Steck-Vaughn (1999 revenues $85 million) is a publisher of US K-12, adult education and public supplemental educational materials. The business is highly complementary to Reed Elsevier's fast growing Rigby business.

- Harcourt Trade is a small niche US publishing business with the well respected Harvest imprint.

Educational assessment is also an extremely attractive business in the US. It generates annual sales of approximately $750 million and it is expected to grow at over 10% per annum. This growth is driven primarily by the growing pressure at the state and local level to improve the quality of education and to measure performance on a structured basis. In parallel there is increasing emphasis on speeding the process of administering, scoring and reporting test scores, through the development of Internet delivered test administration and reporting services.

Harcourt Testing businesses - Harcourt Educational Measurement and The Psychological Corporation (1999 revenues $193 million) are leaders in testing and performance measurement services for educational and clinical use.

- Harcourt Educational Measurement provides a wide range of achievement, aptitude and guidance educational testing services for measuring K-12 student progress. Harcourt Educational Measurement develops and administers accountability tests for students in all 50 US states and is the exclusive contractor in 20 states, including California and Florida. It is best known for its norm-reference tests, including the Stanford Achievement Test, the most widely used norm reference test in the US taken by over 15 million students annually.

- The Psychological Corporation provides practising and research psychologists with psychological, speech and occupational therapy assessment tests for many aspects of human behaviour, intelligence and development. Harcourt's leading product in this area is the Wechsler Intelligence Scales, the most widely used intelligence tests in the world and a standard against which other tests are compared and evaluated.

STRATEGIC RATIONALE: EDUCATION

Reed Educational and Professional Publishing (REPP) publishes educational and academic books and materials in the UK, US, Australia, New Zealand and South Africa. In the year to 31 December 1999, it had revenues of (pound)181 million/(euro)275 million/$293 million. It has leading positions in both elementary and secondary schools education in the UK, driven by outstanding publishing programmes under the Ginn and Heinemann imprints. In the US, REPP has also had significant success with its fast growing Rigby supplemental education business which is particularly strong in K-3 literacy.

Schools publishing has strongly attractive growth dynamics and the combination of the Harcourt Education and Testing and REPP businesses will bring together two leading publishers in the English speaking world, both with strong positions in their respective territories. The combined business will be founded on editorial excellence and proven strength in marketing and sales to deliver print and multimedia schools publishing programmes of unparalleled quality. It will establish a leadership position in schools education publishing in the English speaking world.

The Education strategy will be focused on growing share through innovation and excellence in publishing development. The goal will be to win in state adoptions and open territories, and to build integrated interactive learning and support services that extend beyond the classroom.

The immediate priorities will be:

- to maintain the current momentum in winning US state adoptions, and to follow this success through in open states

- to integrate the Steck-Vaughn and Rigby supplemental businesses and leverage the combined scale to expand the publishing programmes

- to step up investment in new programmes in secondary education, particularly math

- to expand the scope and penetration of the testing business through Internet delivery and services

- to step up investment in the online publishing unit to develop new interactive learning programmes

The primary focus of accelerated investment in e-learning will be in the migration of key course content, the development of supporting interactive instructional material, the development of teacher and ancillary material, and the strengthening of online library reference materials.

The combination of REPP and Harcourt Education is well positioned to outperform the rapidly growing demand for schools education materials, and accelerate the overall growth of Reed Elsevier.

A global head of Education will be appointed. The US Schools Education business will continue to be led by Anthony Lucki, the Chief Executive Officer of Harcourt Education. His management team is highly respected in the industry and is expected to continue its outstanding success with Reed Elsevier. The other Educational businesses will be headed, as now, by John Philbin, Chief Executive

Officer of REPP. Both will report, in the interim, to Crispin Davis, Reed Elsevier's Chief Executive Officer.

FINANCIAL EFFECTS

The acquisition is expected to enhance adjusted earnings in 2001 and to accelerate the overall Reed Elsevier growth rate thereafter. It is expected to add considerable shareholder value, with a return in excess of the group's cost of capital within five years.

The results of the Harcourt STM and Education and Testing businesses to be retained by Reed Elsevier have been as follows in the three years ended 31 October 1999 and the latest twelve months (LTM) to 31 July 2000:

                               1997           1998           1999     2000 (LTM)
                                 $m             $m             $m          $m

STM
Sales                           400            466            633         664
Adjusted operating profit        97            105            138         164

Education and Testing
Sales                           621            751            787         974
Adjusted operating profit       116            147            159         209

Total
Sales                         1,021          1,217          1,420       1,638
Adjusted operating profit       213            252            297         373

From 1998, the figures include the STM acquisitions of Mosby, Churchill Livingstone and Morgan Kaufman. Profit growth in the last twelve months to 31 July 2000 includes the benefits of integrating these acquisitions with the existing business. In Education and Testing, exceptional growth in 2000 reflects Harcourt's outstanding success in winning new adoptions and a favourable adoption calendar.

Adjusted operating profit is stated before amortisation of goodwill and intangible assets and Harcourt corporate expenses. The sales and adjusted operating profit of Harcourt Publishers International, which distributes STM and other Harcourt product internationally, have been allocated to the respective publishing divisions. The Harcourt Testing businesses are included above, reallocated from the Corporate and Professional Services segment in which they are externally reported by Harcourt.

The figures in relation to Harcourt businesses above and elsewhere in this document are unaudited and have been prepared under Harcourt's accounting policies, except where indicated. They are, however, derived from financial information which, in the aggregate, represents the results set out in the audited consolidated accounts of Harcourt for the three financial years ended 31 October 1999 and in the unaudited quarterly public filings for the twelve months to 31 July 2000.

Reed Elsevier's plans for the enlarged business include additional investment of some $40 million annually over existing plans. This is targeted at new product development, particularly in online initiatives, in both STM and Education.

The integration of Reed Elsevier and Harcourt's businesses is expected to realise operational synergies and economies of scale that will deliver cost savings of some $70 million. This includes approximately $25 million of annual costs of the Harcourt Corporate Centre not charged to the businesses (and not reflected in the table above); the remainder of the savings primarily relate to the STM business. A total exceptional charge in respect of restructuring of up to $100 million is expected to be taken in 2001.

Following completion, Reed Elsevier will have a higher quality portfolio with four operating divisions.

                       Reed Elsevier                        Proforma
              -------------------------------     -----------------------------
%             Revenues          Adjusted          Revenues   Adjusted operating
                  %        operating profit %         %           profit %

Science          19                29                24              32
Legal            33                36                25              28
Education         5                4                 18              16
Business         43                31                33              24

Reed Elsevier - Year to 31 December 1999
Harcourt STM and Educational and Testing - Last twelve months to 31 July 2000 (unaudited)


FINANCING THE ACQUISITION

The acquisition will be financed through $6.5 billion of new bank facilities to cover the acquisition cost, the refinancing of Harcourt debt, and the funding of working capital and net corporate liabilities. These facilities will be reduced by the $2.06 billion on-sale proceeds from Thomson, less associated taxes of around $0.5 billion, and by the potential assumption of up to $850 million of Harcourt's public debt securities.

Proforma net borrowings of the combined Reed Elsevier businesses and Harcourt as at 30 September 2000, after taking account of the acquisition costs including the on-sale of businesses to Thomson, would be approximately (pound)4.7 billion/(euro)7.9 billion/$6.9 billion.

Reed Elsevier intends to refinance the acquisition debt facilities through the issuance of term debt securities. New equity, in the equalisation ratio, of up to 10% of the issued share capitals of Reed International and Elsevier will be considered subject to market conditions.

HARCOURT TENDER OFFER AND ON-SALE AGREEMENT

The acquisition of Harcourt will be effected by a tender offer which is conditional, inter alia, on the tender of at least a majority of the outstanding common stock of Harcourt and certain regulatory approvals. The tender offer is expected to begin shortly and to close in the first quarter of 2001.

The acquisition has been recommended by the Harcourt Board. The Smith Family, who own approximately 28% of the outstanding voting stock, have undertaken to accept the offer. Under the terms of the merger agreement between Reed Elsevier and Harcourt, Reed Elsevier is entitled to a termination fee of $180 million if the acquisition does not complete in specified circumstances.

Reed Elsevier has a back-to-back agreement with Thomson for the on-sale of the Harcourt Higher Education and Corporate and Professional Services businesses, excluding educational and clinical testing. The on-sale should be completed at the time of the Harcourt acquisition.

GENERAL

Reed Elsevier is being advised by Morgan Stanley & Co. Ltd. (Morgan Stanley Dean Witter), which is also arranging the debt financing. Cazenove & Co. and ABN AMRO are acting as brokers to Reed International P.L.C. and Elsevier NV respectively

Morgan Stanley Dean Witter, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting for Reed Elsevier and no one else in connection with the transaction and will not be responsible to anyone other than Reed Elsevier for providing the protection afforded to customers of Morgan Stanley Dean Witter, nor for providing advice in relation to the transaction.

Morgan Stanley Dean Witter does not make any representation or warranty express or implied and it should not be assumed that the information contained in this announcement will remain unchanged after the date hereof nor that any update will be prepared. Information herein has been provided by Reed Elsevier and has not been independently verified by Morgan Stanley Dean Witter, which does not accept responsibility for its accuracy or completeness or conformity with information in their possession.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Harcourt General Inc. At the time Reed Elsevier commences this offer, it will file a tender offer statement and Harcourt General Inc will file a solicitation/recommendation statement with the US Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Harcourt General Inc at no expense to them. These documents will be made available at no charge at the SEC's website at www.sec.gov.

This announcement contains forward-looking statements within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements concern future matters, such as the features and functions of, and markets for, products and services offered by Reed Elsevier and Harcourt General Inc and their business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed transaction; the products and services to be offered by Reed Elsevier; the benefits of the transaction with regard to leveraging the client bases of the respective companies and anticipated cost savings; and other statements regarding matters that are not historical. Forward-looking statements are based on the current expectations of the management of Reed Elsevier and are subject to risks and uncertainties, and actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the transaction will be realised. Factors that could cause or contribute to differences in results include risks associated with integration of the operations of Reed Elsevier and the acquired assets of Harcourt General Inc; the effect on Reed Elsevier of the failure to realise synergies or other anticipated benefits of the transaction; price and currency fluctuations; the impact of electronic or other distribution formats; legislative, fiscal and regulatory developments and political risks, general conditions in the businesses, actions of competitors and general economic conditions. Reed Elsevier is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward looking statements whether as a result of new information, future events or otherwise.

NOTES FOR EDITORS

Elsevier Science publishes over 1200 scientific journals, focused in particular on the life sciences, chemistry and the physical sciences, together with leading specialist databases, books and software applications. The ScienceDirect online scientific information service is the global industry leader with over 1,000,000 scientific research articles available within the fully searchable database. Over 40% of Elsevier Science's subscriptions, by value, now include the ScienceDirect service, and usage is growing rapidly.

The medical publishing and communications business, which represents around 20% of Elsevier Science's revenues, includes The Lancet, one of the world's most respected medical journals. The Excepta Medica Communications business works closely with pharmaceutical companies to provide worldwide marketing platforms. Editions Scientifiques et Medicales Elsevier publishes over 80 medical, biotechnology and clinical chemistry journals.

Reed Educational and Professional Publishing (REPP) publishes educational and academic books and materials in the UK, US, Australia, New Zealand and South Africa. Its most significant market is in the UK, where it is the market leader in both elementary and secondary schools publishing through its Ginn and Heinemann Schools businesses. In the US, Rigby has established a strong and fast growing position in Supplemental Education with particular strength in K-3 literacy.

Reed Elsevier plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed International P.L.C and Elsevier NV. The parent companies are listed on the Amsterdam and London Stock Exchanges and, through American Depositary Shares (ADSs), on the New York Stock Exchange. In 1999, Reed Elsevier made adjusted operating profit of (pound)792 million/(euro)1,204 million/$1,283 million on sales of (pound)3,390 million/(euro)5,153 million/$5,492 million. The group employs 30,300 people, including 16,400 in North America, where 1999 sales were (pound)1,906 million/(euro)2,898 million/$3,088 million.

Reed Elsevier provides high value and flexible information solutions to professional end users in the scientific, legal and business-to-business sectors, with increasing emphasis on Internet delivery. In February 2000, the Chief Executive Officer, Crispin Davis, announced a significant investment programme with a total three year spend in excess of (pound)750 million/(euro)1,150 million/$1,215 million, of which over 90% will be Internet-related. This formed part of an eight point strategic plan for the development of the business, including a focus on top line growth; leveraging Internet technology to upgrade products; geographical expansion; strengthening the management team; more effective sales and marketing; aggressive investment and cost savings programmes; and acquisitions and alliances to accelerate achievement of the strategic goals.

In August 2000, Reed Elsevier reported that implementation of its strategic programme was firmly on track and the appointment of a new management team almost complete.

Further information on Reed Elsevier can be found on the company's website at www.reedelsevier.com

Harcourt General Inc. owns Harcourt Inc., a broadband learning company and a major publisher of education, assessment, training and professional information. It provides high quality, value-added content. The company has organised its businesses into four strategic groups, targeting specific customer sets:
Scientific Technical and Medical (STM); Kindergarten to Grade 12 Education (K-12); Higher Education and Corporate and Professional Services.

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